SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 17, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG
Media Relations
Tel. +41-44-234 85 00

www.ubs.com

17 July 2008
Media release
UBS statement of Mark Branson before the permanent Subcommittee of Investigation
UBS representative Mark Branson, Chief Financial Officer of Global Wealth Management & Business Banking, today testified at a US Senate Subcommittee hearing. The title of the hearing was “Tax Haven Banks and US Tax Compliance”.
Zurich/Basel, 17 July 2008 – UBS is taking the actions necessary to address any compliance failures that may have occurred in the US cross-border business, says the statement delivered by Mark Branson on behalf of UBS, explaining that the bank has decided to exit entirely the business in question. “That means UBS will no longer provide offshore banking and securities services to US residents through its bank branches. Such services will only be provided to residents of this country through companies licensed in the United States”, Branson told the Subcommittee.
Second, UBS is working with the US Government to identify the names of US clients who may have engaged in tax fraud. Client identity is generally protected from disclosure under Swiss law. But such privacy protections do not apply when disclosure of client names is requested in connection with an investigation of tax fraud and where the requests are presented to the Swiss government through established legal channels. UBS will fully support and assist that process.
At the hearing Branson also pointed out that the cross-border business under the QI Agreement was – and is – entirely legal in both Switzerland and the United States. Indeed, the QI expressly contemplated that US citizens could access bank accounts in Switzerland and other countries without providing a form W-9, as long as they held no US securities. Branson: “Unless or until those rules are changed, that is the framework with which we and other banks must comply.”
Last year, in order to respond to the ongoing investigations of the US Department of Justice and the SEC, UBS launched a comprehensive internal investigation into its cross-border business with US customers. Branson: “We did have detailed written policies that prohibited our employees from engaging in some of the conduct that our internal investigation has uncovered, such as assisting in the creation of sham offshore companies to defraud tax authorities. While our own review is not complete, it is apparent now, that our controls and supervision were

Media Relations 17 July 2008 Page 2 of 2
inadequate. UBS is committed to taking both corrective and disciplinary measures.”
The full statement of Mark Branson can be found on UBS’s website at www.ubs.com/media.
UBS
UBS is one of the world’s leading financial firms, serving a discerning international client base. Its business, global in scale, is focused on growth. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.
UBS is the leading global wealth manager, a leading global investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 38% of its employees working in the Americas, 33% in Switzerland, 16% in the rest of Europe and 13% in Asia Pacific. UBS employs more than 80,000 people around the world. Its shares are listed on the Swiss Stock Exchange (SWX), the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04; 333-132747; 333-132747-01 to -10; and 333-150143) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: July 17, 2008